Prospectus Supplement No. 2 (to Prospectus dated May 12, 2015)	Filed Pursuant to 424(b)(3) Registration No. 333-203737

12,563,322 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated May 12, 2015 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 12,563,322 shares of our common stock, par value $0.0001 per share, including 6,281,661 shares of our common stock issuable upon exercise of warrants at an exercise price of $5.772 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on June 16, 2015 (the “Form 8-K”). The Form 8-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 2 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 2 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement No. 1 and this Prospectus Supplement No. 2, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Global Market under the symbol “NERV.” The last reported sale price of our common stock on June 15, 2015 was $5.61 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.

Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 3 of the Prospectus and the Risk Factors identified in our Quarterly Report for the quarter ended March 31, 2015 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 16, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2015

Minerva Neurosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36517	26-0784194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Trapelo Road Suite 284 Waltham, MA		02451
(Address of principal executive offices)		(Zip Code)

(Registrant’s telephone number, including area code): (617) 600-7373

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On June 16, 2015, Minerva Neurosciences, Inc. (the “Company”) issued a press release announcing an update on the Company’s MIN-202 (JNJ-42847922) product candidate, a selective orexin-2 receptor antagonist under joint development with Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson. Preclinical and single ascending dose clinical data with respect to this compound were presented by Janssen at the 29th Annual Meeting of the Associated Professional Sleep Societies (SLEEP 2015), June 6-10, 2015 (Abstract 0009, Characterization of JNJ-42847922, a selective orexin-2 receptor antagonist, as a clinical candidate for the treatment of insomnia).

A copy of the above referenced press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. This information, including the information contained in the press release furnished as Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any of the Company’s filings, whether made before or after the date hereof, regardless of any general incorporation language in any such filing.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Press Release of the Company dated June 16, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERVA NEUROSCIENCES, INC.

By:	/s/ Mark Levine
Name:	Mark Levine
Title:	Vice President, General Counsel and Secretary

Date: June 16, 2015

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Press Release of the Company dated June 16, 2015

Exhibit 99.1

Contact:

William B. Boni VP, Investor Relations/ Corp. Communications Minerva Neurosciences, Inc. (617) 600-7376

FOR IMMEDIATE RELEASE

MINERVA NEUROSCIENCES PROVIDES UPDATE ON MIN-202,

SELECTIVE OREXIN-2 RECEPTOR ANTAGONIST

Data in Insomnia Presented by Janssen at SLEEP 2015

IND Now in Effect to Expand Clinical Testing into Adjunctive Major Depressive Disorder

Waltham, MA, June 16, 2015 – Minerva Neurosciences, Inc. (NASDAQ: NERV), a clinical-stage biopharmaceutical company focused on the development of innovative therapies to treat central nervous system (CNS) disorders, today provided an update on MIN-202 (JNJ-42847922), a selective orexin-2 receptor antagonist under joint development with Janssen Pharmaceutica NV.

Preclinical and single ascending dose clinical data with respect to this compound were presented by Janssen at the 29th Annual Meeting of the Associated Professional Sleep Societies (SLEEP 2015), June 6-10, 2015 (Abstract 0009, Characterization of JNJ-42847922, a selective orexin-2 receptor antagonist, as a clinical candidate for the treatment of insomnia).

“Based on data from a Phase 1b single-dose study in patients with Major Depressive Disorder (MDD), MIN-202 has a potential favorable pharmacokinetic and safety profile, as well as the pharmacodynamic profile for an insomnia treatment,” said Dr. Remy Luthringer, president and chief executive officer of Minerva. “Of particular interest, polysomnography data obtained in the Phase 1b study in major depressive patients showed that the selective blockade of orexin-2 by this compound not only accelerated sleep induction and prolonged sleep duration but more importantly also preserved physiologic or restorative sleep. The compound is quickly absorbed to facilitate rapid sleep onset and has an appropriately short half-life, which may avoid daytime sedation. Importantly, in addition to the objective measurements of sleep reported above, there was a statistically significant improvement in quality of sleep as measured by the Stanford Sleepiness Scale in MDD patients suffering from co-morbid insomnia.”

An Investigational New Drug Application (IND) is now in effect to enable the advancement of clinical testing with MIN-202 into Adjunctive MDD. MDD is the most prominent sub-type of depression, and the link with sleep disorder is well established.

“Insomnia is often a key contributor to MDD, and we want to investigate whether treatment of individuals with MDD using an orexin-2 receptor antagonist may forestall or limit frank depressive episodes, not only by improving sleep, but also through the other actions expected from this mechanism,” said Dr. Luthringer. “We believe that the MIN-202 IND for adjunctive MDD is an important achievement that will facilitate future IND filings and clinical development, thus allowing us to explore the broader potential of this promising compound.”

Minerva expects that two additional studies with MIN-202 will be initiated in the next several months. These include a Phase 2a study in patients with primary insomnia and a further Phase 1b study in patients with MDD with co-morbid insomnia.

About Minerva Neurosciences

Minerva Neurosciences, Inc. is a clinical-stage biopharmaceutical company focused on the development and commercialization of a portfolio of products to treat CNS diseases. Minerva’s proprietary compounds include: MIN-101, in development for the treatment of schizophrenia; MIN-202 (JNJ-42847922), in development for the treatment of insomnia; MIN-117 in development for the treatment of major depressive disorder; and MIN-301 in development for the treatment of Parkinson’s disease. Minerva’s common stock is listed on the NASDAQ Global Market under the symbol “NERV.” For more information, please visit www.minervaneurosciences.com.

Forward-Looking Safe Harbor Statement

This press release contains forward-looking statements which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts, reflect management’s expectations as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to the timing and results of future clinical milestones regarding MIN-202; the timing of future clinical trials and results of clinical trials regarding MIN-202; the clinical and therapeutic potential of MIN-202; our ability to successfully develop and commercialize MIN-202; the sufficiency of our current cash position to fund our operations; and management’s ability to successfully achieve its goals. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including, without limitation, whether MIN-202 will advance further in the clinical trials process and whether and when, if at all, it will receive final approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies and for which indications; whether MIN-202 will be successfully marketed if approved; whether our therapeutic product discovery and development efforts will be successful for MIN-202; our ability to achieve the results contemplated by our co-development agreements; management’s ability to successfully achieve its goals; our ability to raise additional capital to fund our operations on terms acceptable to us; and general economic conditions. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed under the caption “Risk Factors” in our filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the Securities and Exchange Commission on May 7, 2015. Copies of reports filed with the SEC are posted on our website at www.minervaneurosciences.com. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.